GS FINANCIAL PRODUCTS U.S., L.P.

EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                                   FISCAL QUARTERS ENDED
                                         --------------------------------------

(Unaudited U.S. dollars in thousands)    February 28, 1997    February 27, 1998
                                         -----------------    -----------------
Earnings:
Income from continuing operations
    before income taxes                    $4,643                    $2,081
Add:  Fixed charges                         1,617                     3,402
Earnings as adjusted                        6,260                     5,483

Fixed charges:
Interest expense                           $1,602                    $3,312
Debt amortization expense                      15                        90
Interest portion of rent expense                0                         0
                                           ------                    ------
         Total fixed charges               $1,617                    $3,402

Ratio of earnings to fixed charges            3.9x                      1.6x

For purposes of computing the ratio of earnings to fixed charges, earnings as adjusted consist of net income plus income taxes and fixed charges. Fixed charges consist of interest expense and amortization of debt issuance costs.